MedCoShare Inc. A Delaware corporation

For the years ended December 31st, 2023 and 2024.

Medcoshare Inc

Profit and Loss

January - December 2024

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Total
Income													
Management Fee Income									18,000.00	4,500.00			22,500.00
MCS Services	1,820.00	1,988.33	2,266.67	565.67	6,015.67	915.67	4,266.67	3,698.01	3,730.34	8,266.84	3,340.34	6,842.01	43,716.22
Rental Income	53,910.00	52,949.00	50,220.16	59,854.45	55,633.45	54,229.45	59,553.45	59,477.45	61,519.54	62,605.79	60,471.45	62,710.45	693,134.64
Total Income	$ 55,730.00	$ 54,937.33	$ 52,486.83	$ 60,420.12	$ 61,649.12	$ 55,145.12	$ 63,820.12	$ 63,175.46	$ 83,249.88	$ 75,372.63	$ 63,811.79	$ 69,552.46	$ 759,350.86
Gross Profit	$ 55,730.00	$ 54,937.33	$ 52,486.83	$ 60,420.12	$ 61,649.12	$ 55,145.12	$ 63,820.12	$ 63,175.46	$ 83,249.88	$ 75,372.63	$ 63,811.79	$ 69,552.46	$ 759,350.86
Expenses													
Advertising & Marketing	100.69	494.30	869.60	752.67	5,331.72	1,392.39	2,410.58	4,324.99	7,914.83	1,079.09	216.57	174.18	25,061.61
Bank Charges & Fees	768.81	739.29	142.28	118.66	482.97	139.30	117.83	119.59		183.14	124.99	123.42	3,060.28
Cleaning and Maintenance	1,494.63	996.12		2,493.26	1,322.77	1,257.99	1,322.77	911.77	1,213.65	1,687.27	1,085.22	1,322.77	15,108.22
Corporate Management Fee									18,000.00	4,500.00			22,500.00
Dues and Subscriptions	275.32	3,645.58	449.89	1,596.15	545.50	837.69	2,844.27	1,009.63	1,182.87	2,032.07	1,973.72	1,300.70	17,693.39
Insurance Expense	1,972.30				1,076.01	1,016.00		59.00			368.55	925.00	5,416.86
Legal & Professional Services	485.00	769.86	485.00	485.00	485.00	485.00	485.00	2,371.57	484.72	484.72	484.72	908.72	8,414.31
Meals	509.81	318.06	176.98	190.29	587.80	393.14	926.59	70.16	357.90	760.27	173.47	660.79	5,125.26
Office Supplies & Expenses	1,361.39	1,900.45	1,083.57	2,118.01	1,259.06	1,755.01	1,691.10	1,690.88	4,629.61	1,223.83	1,900.67	1,280.74	21,894.32
Postage and Delivery	53.55	66.79	122.31	45.33	22.05	59.14	87.68		168.35		49.34	86.25	760.79
Rent & Lease	37,620.16	28,579.35	28,956.35	28,579.35	28,579.35	28,579.35	28,579.35	28,579.35	36,699.60	34,476.60	34,476.60	34,815.60	378,521.01
Repairs & Maintenance	8.64		640.03	150.00						60.29	400.00	371.32	1,630.28
Subcontractors Expense	26,431.36	35,653.17	19,890.75	29,266.13	27,507.89	25,932.65	42,566.07	28,232.71	34,770.12	34,764.94	32,914.96	39,463.60	377,394.35
Tax Expense										85.00			85.00
Corporate Taxes			650.00										650.00
Total Tax Expense	$ 0.00	$ 0.00	$ 650.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 85.00	$ 0.00	$ 0.00	$ 735.00
Training	358.00												358.00
Travel		153.00	29.54		3,306.08	155.52	1,622.40		3,473.37	2,846.64	1,159.69	54.34	12,800.58
Utilities	1,630.65	722.61	1,679.33	1,665.39	1,332.98	1,355.98	1,589.29	1,596.04	1,255.90	1,812.07	1,075.50	1,796.01	17,511.75
Waste Removal	85.30								93.83				179.13
Website Hosting	500.00		12.00					1,200.00	600.00				2,312.00
Total Expenses	$ 73,655.61	$ 74,038.58	$ 55,187.63	$ 67,460.24	$ 71,839.18	$ 63,359.16	$ 84,242.93	$ 70,165.69	$ 110,844.75	$ 85,995.93	$ 76,404.00	$ 83,283.44	$ 916,477.14
Net Operating Income	-$ 17,925.61	-$ 19,101.25	-$ 2,700.80	-$ 7,040.12	-$ 10,190.06	-$ 8,214.04	-$ 20,422.81	-$ 6,990.23	-$ 27,594.87	-$ 10,623.30	-$ 12,592.21	-$ 13,730.98	-$ 157,126.28
Other Income													
Interest Income	367.43	349.45	328.83	293.56	198.84	406.19	519.84	641.29	574.90	536.98	716.95	683.80	5,618.06
Total Other Income	$ 367.43	$ 349.45	$ 328.83	$ 293.56	$ 198.84	$ 406.19	$ 519.84	$ 641.29	$ 574.90	$ 536.98	$ 716.95	$ 683.80	$ 5,618.06
Net Other Income	$ 367.43	$ 349.45	$ 328.83	$ 293.56	$ 198.84	$ 406.19	$ 519.84	$ 641.29	$ 574.90	$ 536.98	$ 716.95	$ 683.80	$ 5,618.06
Net Income	-$ 17,558.18	-$ 18,751.80	-$ 2,371.97	-$ 6,746.56	-$ 9,991.22	-$ 7,807.85	-$ 19,902.97	-$ 6,348.94	-$ 27,019.97	-$ 10,086.32	-$ 11,875.26	-$ 13,047.18	-$ 151,508.22

Medcoshare Inc
Balance Sheet
As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
Divvy	1,420.05
QuickBooks CK Security Deposits	42,397.06
TD Bank Corp	1,574.49
TD Bank Fishtown	10,449.55
TD Bank KOP	3,069.97
TD Bank Marlton	2,557.01
TD Bank Money Market	56,406.19
TD TX LLC	1,500.00
TD TX Pearland CK	3,299.75
TD TX Pearland MM	38,508.31
Total Bank Accounts	$ 161,182.38
Total Current Assets	$ 161,182.38
Fixed Assets	
Accumulated Amortization	-6,587.00
Accumulated Depreciation	-89,100.00
Computer Equipment	25,916.23
Furniture	72,178.59
Leasehold Improvements	65,529.36
Total Fixed Assets	$ 67,937.18
Other Assets	
Security Deposit - Fishtown	16,290.01
Security Deposit - KOP	50,000.00
Security Deposit - Marlton	15,000.00
Security Deposit - Pearland	10,200.00
Total Other Assets	$ 91,490.01
TOTAL ASSETS	$ 320,609.57
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX Credit Card	751.30
Chase Credit Card	0.00
Total Credit Cards	$ 751.30
Other Current Liabilities	
Deferred Revenue - Prepaid Rent	2,350.00
Loan from Iqbal Noormohd Momin	10,000.00
Tenant Security Deposits	40,963.20
Total Other Current Liabilities	$ 53,313.20
Total Current Liabilities	$ 54,064.50
Long-Term Liabilities	
WeFunder	366,301.00
Total Long-Term Liabilities	$ 366,301.00
Total Liabilities	$ 420,365.50

Equity		
Aleem Kanji		10,000.00
Amirali Sharif Equity		10,000.00
Amit Mundade		
Contributions		25,000.00
Total Amit Mundade	$	25,000.00
Anisa Ali		10,000.00
Anthony Khan		
Contributions		25,000.00
Total Anthony Khan	$	25,000.00
Gregory Goldmacher		10,000.00
Contributions		25,000.00
Total Gregory Goldmacher	$	35,000.00
Hanif Maknojia		10,000.00
Iqbal Noormohd Momin		10,000.00
Mehwish Mumtaz & Iqbal Momin		10,000.00
Opening Balance Equity		1,500.00
Patel Equity LLC		0.00
Contributions		20,000.00
Total Patel Equity LLC	$	20,000.00
RET40 LLC		
Contributions		50,000.00
Total RET40 LLC	$	50,000.00
Retained Earnings		-324,747.71
Ronak Vyas		
Contributions		25,000.00
Total Ronak Vyas	$	25,000.00
SAAZ Traders LLC		10,000.00
Sadiq Maredia		10,000.00
Saud Ahmad		10,000.00
Seed Funding		25,000.00
Sohail Ali		10,000.00
Tahsin Momin		10,000.00
Vomar Group LLC		
Contributions		50,000.00
Total Vomar Group LLC	$	50,000.00
Vyas Ventures LLC		10,000.00
Net Income		-151,508.22
Total Equity	-$	99,755.93
TOTAL LIABILITIES AND EQUITY	$	320,609.57

Medcoshare Inc

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-84,788.44
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated Depreciation	66,127.00
Computer Equipment	-21,665.79
Furniture	-54,400.97
Security Deposit - Fishtown	21,167.99
Deferred Revenue - Prepaid Rent	2,350.00
Tenant Security Deposits	15,770.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**29,348.23**
Net cash provided by operating activities	**$ -55,440.21**
FINANCING ACTIVITIES	
Gregory Goldmacher:Contributions	-0.72
Seed Funding	25,000.00
Net cash provided by financing activities	**$24,999.28**
NET CASH INCREASE FOR PERIOD	**$ -30,440.93**
Cash at beginning of period	188,961.39
CASH AT END OF PERIOD	**$158,520.46**

Medcoshare Inc
Profit and Loss
January - December 2023

	Fishtown	KOP	Marlton	TOTAL
Income				
MA Support Services	2,436.00		924.00	3,360.00
Rental Income	180,173.99	18,549.50	329,590.01	528,313.50
Website			1,495.00	1,495.00
Total Income	$ 182,609.99	$ 18,549.50	$ 332,009.01	$ 533,168.50
Gross Profit	$ 182,609.99	$ 18,549.50	$ 332,009.01	$ 533,168.50
Expenses				
Advertising & Marketing	6,081.63	8,630.16	13,503.21	28,215.00
Ask My Accountant	125.90			125.90
Bank Charges & Fees	235.71	170.57	304.60	710.88
Car & Truck	9.72	15.07	23.82	48.61
Cleaning and Maintenance	6,735.02	3,265.42	394.52	10,394.96
Dues and Subscriptions	1,858.97	1,223.84	3,181.14	6,263.95
Insurance Expense	1,083.73	1,253.15	2,529.35	4,866.23
Legal & Professional Services	1,269.00	2,453.15	3,062.85	6,785.00
Meals	732.93	1,019.97	1,834.91	3,587.81
Merchant Service Fees	175.36	224.28	528.89	928.53
Office Supplies & Expenses	5,809.75	11,023.15	11,830.52	28,663.42
Postage and Delivery			324.37	324.37
Rent & Lease	86,379.96	9,040.81	143,033.00	238,453.77
Repairs & Maintenance	916.08	300.00	1,743.57	2,959.65
Storage	155.58	146.84	437.48	739.90
Subcontractors Expense	42,724.47	48,813.81	108,163.32	199,701.60
Travel	1,128.92	1,725.69	2,896.78	5,751.39
Utilities	5,240.56	4,353.14	1,860.34	11,454.04
Waste Removal	161.60		1,198.18	1,359.78
Website Hosting	660.00	1,023.00	1,617.00	3,300.00
Total Expenses	$ 161,484.89	$ 94,682.05	$ 298,467.85	$ 554,634.79
Net Operating Income	$ 21,125.10	-$ 76,132.55	$ 33,541.16	-$ 21,466.29
Other Income				
Interest Income	577.22	819.10	1,408.53	2,804.85
Total Other Income	$ 577.22	$ 819.10	$ 1,408.53	$ 2,804.85
Net Other Income	$ 577.22	$ 819.10	$ 1,408.53	$ 2,804.85
Net Income	$ 21,702.32	-$ 75,313.45	$ 34,949.69	-$ 18,661.44

	Total			
Medcoshare Inc				
Balance Sheet				
As of December 31, 2023				
ASSETS				
Current Assets				
Bank Accounts				
Divvy	4,256.30			
TD Bank Corp	7,048.46			
TD Bank Fishtown	9,885.87			
TD Bank KOP	10,339.23			
TD Bank Marlton	1,369.48			
TD Bank Money Market	109,881.91			
TD Bank SV Security Deposits	15,739.21			
Total Bank Accounts	$ 158,520.46			
Total Current Assets	$ 158,520.46			
Fixed Assets				
Accumulated Amortization	-6,587.00			
Accumulated Depreciation	-22,973.00			
Computer Equipment	25,048.01			
Furniture	61,104.32			
Leasehold Improvements	45,895.68			
Total Fixed Assets	$ 102,488.01			
Other Assets				
Security Deposit - Fishtown	16,290.01			
Security Deposit - KOP	59,040.81			
Security Deposit - Marlton	15,000.00			
Total Other Assets	$ 90,330.82			
TOTAL ASSETS	$ 351,339.29			
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Other Current Liabilities				
Deferred Revenue - Prepaid Rent	2,350.00			
Tenant Security Deposits	15,770.00			
Total Other Current Liabilities	$ 18,120.00			
Total Current Liabilities	$ 18,120.00			
Long-Term Liabilities				
WeFunder	366,301.00			
Total Long-Term Liabilities	$ 366,301.00			
Total Liabilities	$ 384,421.00			
Equity				
Amit Mundade				
Contributions	25,000.00			
Total Amit Mundade	$ 25,000.00			
Anthony Khan				
Contributions	25,000.00			
Total Anthony Khan	$ 25,000.00			
Gregory Goldmacher				

Contributions		25,000.00			
Total Gregory Goldmacher	$	25,000.00			
RET40 LLC					
Contributions		50,000.00			
Total RET40 LLC	$	50,000.00			
Retained Earnings		-239,420.27			
Ronak Vyas					
Contributions		25,000.00			
Total Ronak Vyas	$	25,000.00			
Seed Funding		25,000.00			
Vomar Group LLC					
Contributions		50,000.00			
Total Vomar Group LLC	$	50,000.00			
Net Income		-18,661.44			
Total Equity	-$	33,081.71			
TOTAL LIABILITIES AND EQUITY	$	351,339.29			

Medcoshare Inc

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-178,170.22
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated Depreciation	26,662.00
Computer Equipment	-1,407.22
Furniture	-11,074.27
Leasehold Improvements	-19,633.68
Security Deposit - KOP	9,040.81
Security Deposit - Pearland	-10,200.00
AMEX Credit Card	751.30
Loan from Iqbal Noormohd Momin	10,000.00
Tenant Security Deposits	25,193.20
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**29,332.14**
Net cash provided by operating activities	**$ -148,838.08**
FINANCING ACTIVITIES	
Aleem Kanji	10,000.00
Amirali Sharif Equity	10,000.00
Anisa Ali	10,000.00
Gregory Goldmacher	10,000.00
Hanif Maknojia	10,000.00
Iqbal Noormohd Momin	10,000.00
Mehwish Mumtaz & Iqbal Momin	10,000.00
Opening Balance Equity	1,500.00
Patel Equity LLC	0.00
Patel Equity LLC:Contributions	20,000.00
SAAZ Traders LLC	10,000.00
Sadiq Maredia	10,000.00
Saud Ahmad	10,000.00
Sohail Ali	10,000.00
Tahsin Momin	10,000.00
Vyas Ventures LLC	10,000.00
Net cash provided by financing activities	**$151,500.00**
NET CASH INCREASE FOR PERIOD	**$2,661.92**
Cash at beginning of period	158,520.46
CASH AT END OF PERIOD	**$161,182.38**

MedCoShare Inc.

Notes to the Financial Statements

For the years ended December 31st, 2023 and 2024.
$USD

1. ORGANIZATION AND PURPOSE

MedCoShare Inc. (the "Company") was incorporated on July 29th 2019, under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Unaudited

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.